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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SABA SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

784932105

(CUSIP Number)

Barbara Russell

3000 Sand Hill Road

Building 4, Suite 280

Menlo Park, CA 94025

(650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/05/05

((Date of Event which Requires Filing of this Statement))

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Capital IX
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0* 8. Shared Voting Power: 217,180* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 217,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 217,180*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 1.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Capital IX Principals Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0* 8. Shared Voting Power: 40,087* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 40,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,087*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0.2%*
14.	Type of Reporting Person (See Instructions) OO

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Capital Entrepreneurs Annex Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0* 8. Shared Voting Power: 33,430* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 33,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,430*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SC IX.I Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0* 8. Shared Voting Power: 290,697* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 290,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 290,697*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 1.6%*
14.	Type of Reporting Person (See Instructions) OO

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Capital Franchise Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0* 8. Shared Voting Power: 767,441* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 767,441

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 767,441*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 4.3%*
14.	Type of Reporting Person (See Instructions) PN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Capital Franchise Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0* 8. Shared Voting Power: 104,651* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 104,651

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,651*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0.6%*
14.	Type of Reporting Person (See Instructions) PN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SCFF Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0* 8. Shared Voting Power: 872,092* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 872,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 872,092*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 4.9%*
14.	Type of Reporting Person (See Instructions) OO

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Goguen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 1,162,789* 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,162,789

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,162,789*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 6.5%*
14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Kvamme
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1), PF (2)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 305 8. Shared Voting Power: 290,697* 9. Sole Dispositive Power: 305 10. Shared Dispositive Power: 290,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 291,002*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 1.6%*
14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas Leone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1), PF (2)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 29,947 8. Shared Voting Power: 1,162,789* 9. Sole Dispositive Power: 29,947 10. Shared Dispositive Power: 1,162,789

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,192,736*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 6.6%*
14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Moritz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1), PF (2)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 139,716 (3) 8. Shared Voting Power: 1,162,789* 9. Sole Dispositive Power: 139,716 (3) 10. Shared Dispositive Power: 1,162,789

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,302,505 (3)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 7.2%*
14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

NOTE: The numbered footnotes to the cover pages appear at page 13.

CUSIP No. 782934105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Stevens
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (1), PF (2)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 112,216 8. Shared Voting Power: 1,162,789* 9. Sole Dispositive Power: 112,216 10. Shared Dispositive Power: 1,162,789

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,275,005*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 7.1%*
14.	Type of Reporting Person (See Instructions) IN

*	The Reporting Person (as defined below) may be deemed to be part of a group with the other Voting Stockholder Parties (as defined below) and Centra pursuant to the terms of the Voting Agreement (as defined below), in each case, as described in Items 4 and 5. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 4,383,003 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other Voting Stockholder Parties as set forth in Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005 (the “Pequot 13D”), the Form 4 filed on October 17, 2005 by Babak Yazdani and Schedule A to the Voting Agreement (including 5,000 shares underlying options exercisable within 60 days and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Person). Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

Notes to Cover Pages

(1)	Investment funds from investors in holding entities were used to acquire those shares of Common Stock over which the Reporting Person has shared voting and dispositive power.
(2)	Personal funds were used to acquire those shares of Common Stock over which the Reporting Person has sole voting and dispositive power.
(3)	Includes 27,500 shares of Common Stock issuable within 60 days upon the exercise of options to purchase Common Stock.

Item 1. Security and Issuer

The title of the class of securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Saba Software, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 2400 Bridge Parkway, Redwood Shores, California 94065-1166.

Note: All share numbers in this Amendment No. 2 to Schedule 13D have been adjusted to reflect a one-for-four reverse stock split effected May 12, 2003.

Item 2. Identity and Background

(a) This Amendment No. 2 to Schedule 13D is being filed on behalf of entities Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Annex Fund, SC IX.I Management LLC, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners and SCFF Management LLC and individuals Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens (each reporting individual, a “Reporting Individual,” and each reporting entity or individual, a “Reporting Person”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. The agreement among the Reporting Persons to file jointly was previously filed as Exhibit 1 to Amendment No. 1 to Schedule 13D filed April 12, 2005. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by such Reporting Person.

(b) The business address of each Reporting Person is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, California 94025.

(c) Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each entity that is a Reporting Person is a venture capital investment entity. Michael Moritz is on the Board of Directors of the Issuer. Except as set forth below, each of the Reporting Individuals is a managing member of the limited liability companies that are the general partners of the following entities (“Holding Entities”) that hold shares of Common Stock of record:

Name of Holding Entity	Name of General Partner*	Name of Managing Members of the General Partner*
Sequoia Capital IX	SC IX.I Management LLC	Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens

Sequoia Capital IX Principals Fund*	SC IX.I Management LLC*	Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens*

Sequoia Capital Entrepreneurs Annex Fund	SC IX.I Management LLC	Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens

Sequoia Capital Franchise Fund	SCFF Management LLC	Michael Goguen, Douglas Leone, Michael Moritz and Mark Stevens

Sequoia Capital Franchise Partners	SCFF Management LLC	Michael Goguen, Douglas Leone, Michael Moritz and Mark Stevens

*NOTE:	Sequoia Capital IX Principals Fund is a limited liability company. Accordingly, the entity shown in the second column is the Managing Member (not the General Partner), and the individuals shown in the third column are Managing Members of the Managing Member.

(d) None of the Reporting Persons have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Individuals are all United States citizens. Each Reporting Person that is an entity was organized in the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used to purchase the shares of Common Stock for which the Reporting Persons share voting and dispositive power, as set forth in rows seven through ten of the cover pages hereof, are investment funds provided to the Holding Entities by investors. The Holding Entities (or their predecessors) purchased such shares under the following agreements: (i) the Securities Purchase Agreement by and among the Issuer and buyers Sequoia Capital IX, Sequoia Capital Entrepreneurs Fund (predecessor to Sequoia Capital Entrepreneurs Annex Fund), Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners, dated effective as of October 1, 2002 (the “Securities Agreement”), pursuant to which the buyers purchased an aggregate of 1,075,580 shares of Common Stock for an aggregate purchase price of $9,249,994.45; and (ii) the Stock Purchase Agreement by and among Bobby Yazdani and purchasers Sequoia Capital IX and Sequoia Capital IX Principals Fund, dated effective as of October 1, 2002, pursuant to which the purchasers purchased an aggregate of 87,209 shares of Common Stock for an aggregate purchase price of $749,997.40.

The sources of the funds used to purchase the shares of Common Stock for which the Reporting Persons have sole voting and dispositive power (which shares were purchased at an earlier date), as set forth in rows seven through ten of the cover pages hereof, were their respective personal funds.

On April 11, 2005, all 33,430 shares of Common Stock held by Sequoia Capital Entrepreneurs Fund (“SCEF”) were indirectly transferred to Sequoia Capital Entrepreneurs Annex Fund (“Annex”) in connection with a restructuring transaction (the “Restructuring”). Pursuant to the Restructuring, the portfolio securities (including Common Stock of the Issuer) were distributed in liquidation of SCEF to its limited partners, who in turn contributed such portfolio securities to Annex. No consideration was paid by Annex to SCEF for such shares; however, the former limited partners of SCEF received limited partnership interests in Annex in connection with the Restructuring.

The Reporting Person entered into the Voting Agreement as a condition to the execution of the Merger Agreement (as such term is defined in Item 4) by Centra (as such term is defined in Item 4), and as such, no funds were expended by the Reporting Person in connection with the execution of the Voting Agreement.

A copy of the Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Saba Software, Inc. on October 6, 2005. A copy of the Voting Agreement is incorporated herein by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Item 4. Purpose of Transaction

Acquisition of Shares

The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Issuer.

Restructuring

The purpose of the Restructuring was to maximize the amount of time and cash available to make additional investments and to resolve some potential payment obligations of the general partner of SCEF.

Merger Agreement

On October 5, 2005, the Issuer entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Issuer, Spruce Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub 1”), Spruce Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub 2”), and Centra Software, Inc., a Delaware corporation (“Centra”). Pursuant to the Merger Agreement, (i) Merger Sub 1 will merge with and into Centra, with Centra as the surviving corporation (the “First Step Merger”), and (ii) immediately after the effective time of the First Step Merger, Centra will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving company (the “Second Step Merger,” and together with the First Step Merger, the “Mergers”). The boards of directors of the Parent, Merger Sub 1, Merger Sub 2 and Centra have unanimously approved the Mergers and the Merger Agreement.

Under the terms of the Merger Agreement, each outstanding share of Centra’s common stock will be converted into the right to receive 0.354 shares of Parent’s common stock and $0.663 in cash. The Mergers are subject to customary conditions to closing, including: (i) approval of the holders of majority of the Common Stock of the Issuer; (ii) approval of the holders of majority of the common stock of Centra, par value $0.001 (“Centra Common Stock”); (iii) the accuracy of representations and warranties and the performance and compliance with all covenants and the absence of any material adverse effect with respect to each party’s business (in each case, subject to certain exceptions); (iv) the delivery of customary opinions from legal counsel to each party that the Mergers will qualify as a tax-free reorganization for federal income tax purposes; (v) Centra obtaining all required third party consents and approvals; and (vi) holders of less than ten percent in the aggregate of the Centra Common Stock having appraisal rights that have not been waived. The closing of the Mergers is expected to occur during the third quarter of the fiscal year ending May 31, 2006.

Voting Agreement

Concurrently with, and as a condition to, Centra’s execution of the Merger Agreement, Centra and certain shareholders of the Issuer, consisting of Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Pequot Funds”), Babak Yazdani (“Yazdani”), Sequoia Capital IX (“Sequoia IX”), Sequoia Capital IX Principals Fund (“Sequoia Principals”), Sequoia Capital

Entrepreneurs Annex Fund (“SCEAF”), Sequoia Capital Franchise Fund (“SCFF”) and Sequoia Capital Franchise Partners (“SCFP”, together with Sequoia IX, Sequoia Principals, SCEAF and SCFF, “Sequoia,” and collectively with the Pequot Funds and Yazdani, the “Stockholder Parties”), entered into a Voting Agreement (the “Voting Agreement”). Under the Voting Agreement, the Stockholder Parties agreed that, at any meeting of the stockholders of the Issuer and on every action or approval by written consent or resolution of the stockholders of the Issuer for purposes of voting on the Merger Agreement and the transactions contemplated thereby, the Stockholder Parties will vote or cause the record holder to vote in favor of the approval of the First Step Merger and the Merger Agreement and the transactions contemplated thereby and against any action that would impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the First Step Merger or any of the other transactions contemplated by the Merger Agreement. The Stockholder Parties also agreed: (i) not to enter into any agreement or understanding with any person the effect of which would be inconsistent with, or would violate, the agreements to vote their respective shares in the manner described above; and (ii) to execute and deliver to Centra a proxy in a form reasonably acceptable to Centra with respect to each meeting or action or approval by written consent or resolution of the stockholders of the Issuer.

Pursuant to the terms of the Voting Agreement, the Stockholder Parties also agreed, except for certain permitted transferees, not to transfer, sell, exchange, pledge, assign, or otherwise dispose of or encumber such stockholder’s shares of the Issuer or deposit any of each such Stockholder Party’s share of the Issuer into a voting trust or grant certain proxies or to make or accept any offer or other agreement relating thereto unless the permitted transferee agrees in writing to be bound by the terms of the Voting Agreement. Pursuant to its terms, the Voting Agreement, and all rights and obligations of the parties thereunder, terminate upon the earlier of: (i) the effective time of the First Step Merger and (ii) the termination of the Merger Agreement.

Other

Other than as indicated above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer ‘s Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Incorporation by Reference

A copy of the Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Saba Software, Inc. on October 6, 2005. A copy of the Voting Agreement is incorporated herein by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Item 5. Interest in Securities of the Issuer

(a) For each of the Reporting Persons, the aggregate number of shares of Common Stock beneficially owned and the percentage of Common Stock beneficially owned based upon 17,947,379 shares of Common Stock outstanding as of September 30, 2005, as shown on the cover page of the Quarterly Report on Form 10-Q filed by the Issuer on October 17, 2005, is as follows:

Name	Shares Beneficially Owned		Percentage
Sequoia Capital IX	217,180	(1)	1.2%
Sequoia Capital IX Principals Fund	40,087	(1)	0.2%
Sequoia Capital Entrepreneurs Annex Fund	33,430	(1)	0.2%
SC IX.I Management LLC	290,697	(1)	1.6%
Sequoia Capital Franchise Fund	767,441	(1)	4.3%
Sequoia Capital Franchise Partners	104,651	(1)	0.6%
SCFF Management LLC	872,092	(1)	4.9%
Michael Goguen	1,162,789	(1)	6.5%
Mark Kvamme	291,002	(2)	1.6%
Douglas Leone	1,192,736	(3)	6.6%
Michael Moritz	1,302,505	(3)(4)	7.2%
Mark Stevens	1,275,005	(3)	7.1%

Notes

(1)	Shared voting and dispositive power over all indicated shares of Common Stock.
(2)	Includes 290,697 shares of Common Stock over which the Reporting Person has shared voting and dispositive power.
(3)	Includes 1,162,789 shares of Common Stock over which the Reporting Person has shared voting and dispositive power.
(4)	Includes 27,500 shares of Common Stock issuable within 60 days upon the exercise of options to purchase Common Stock.

In addition, by virtue of the Voting Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes the other Voting Stockholder Parties, Centra and the Reporting Persons. While the Reporting Persons do not concede that such a “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including the other Voting Stockholder Parties, Centra and the Reporting Persons would be deemed to beneficially own, in the aggregate, 5,827,976 shares of Common Stock (including 32,500 shares underlying options exercisable within 60 days of the date hereof and excluding 215,000 shares subject to options with respect to which the exercisability is unknown to the Reporting Persons), representing 32.4% of the Common Stock outstanding as of September 30, 2005. Each Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any other alleged group member and does not affirm that any such “group” exists.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

Pursuant to, and to the extent set forth in, the Voting Agreement, it could be alleged that the Reporting Persons share voting power with respect to the shares of Common Stock beneficially owned by the other Voting Stockholder Parties and Centra. To the knowledge of the Reporting Persons and based on documents publicly filed by the other Voting Stockholder Parties, (i) the name, address and principal occupation of each such party is as set forth on Exhibit 4 hereto and is incorporated herein by reference; (ii) the name, address and principal occupation of the officers, directors and controlling person(s)

of the Pequot Funds is as set forth on Exhibit 4 hereto and is incorporated herein by reference; and (iii) during the last five years, no such party has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(c) Except as set forth in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Statement Appointing Designated Filer and Authorized Signer dated as of April 11, 2005, by and among Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Fund, Sequoia Capital Entrepreneurs Annex Fund, SC IX Management LLC, SC IX.I Management LLC, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners, SCFF Management LLC, Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens (previously filed with Amendment No. 1).

Exhibit 2.	Agreement and Plan of Reorganization, dated as of October 5, 2005, by and among the Issuer, Spruce Acquisition Corporation, Spruce Acquisition, LLC and Centra Software, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated October 5, 2005 (filed October 6, 2005)).

Exhibit 3.	Voting Agreement, by and among Centra, the Pequot Funds, Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Annex Fund, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners and Babak Yazdani (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005).

Exhibit 4.	Information about the Pequot Funds and Babak Yazdani.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2005

Sequoia Capital IX	Sequoia Capital Franchise Fund
Sequoia Capital Entrepreneurs Annex Fund	Sequoia Capital Franchise Partners

By: SC IX.I Management LLC	By: SCFF Management LLC
A Delaware Limited Liability Company	A Delaware Limited Liability Company
General Partner of each	General Partner of each

and on behalf of SC IX.I Management LLC	and on behalf of SCFF Management LLC
for itself	for itself

By: Its Managing Members	By:	Its Managing Members

and as individuals

/s/ Michael Goguen	/s/ Michael Goguen
Michael Goguen	Michael Goguen

/s/ Mark Kvamme	/s/ Douglas Leone
Mark Kvamme	Douglas Leone

/s/ Douglas Leone	/s/ Michael Moritz
Douglas Leone	Michael Moritz

/s/ Michael Moritz	/s/ Mark Stevens
Michael Moritz	Mark Stevens

/s/ Mark Stevens
Mark Stevens

Sequoia Capital IX Principals Fund, a
Delaware Limited Liability Company

By:	SC IX.I Management
Its Managing Member

By:	Its Managing Members

/s/ Michael Goguen
Michael Goguen

/s/ Mark Kvamme
Mark Kvamme

/s/ Douglas Leone
Douglas Leone

/s/ Michael Moritz
Michael Moritz

/s/ Mark Stevens
Mark Stevens

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

Exhibit 1.	Statement Appointing Designated Filer and Authorized Signer dated as of April 11, 2005, by and among Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Fund, Sequoia Capital Entrepreneurs Annex Fund, SC IX Management LLC, SC IX.I Management LLC, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners, SCFF Management LLC, Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens (previously filed with Amendment No. 1).

Exhibit 2.	Agreement and Plan of Reorganization, dated as of October 5, 2005, by and among the Issuer, Spruce Acquisition Corporation, Spruce Acquisition, LLC and Centra Software, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated October 5, 2005 (filed October 6, 2005)).

Exhibit 3.	Voting Agreement, by and among Centra, the Pequot Funds, Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Annex Fund, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners and Babak Yazdani (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pequot Capital Management, Inc. on October 21, 2005).

Exhibit 4.	Information about the Pequot Funds and Babak Yazdani.